EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS (LOSS) PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
	(Dollars and shares in millions except per share data)
BASIC

Net income (loss)	$(252.0)	$656.9	$484.6	$1,057.3

Average number of common shares outstanding	1,087.6	1,083.9	1,087.2	1,082.1

Basic earnings (loss) per share	$(.23)	$.61	$.45	$.98

DILUTED

Net income (loss)	$(252.0)	$656.9	$484.6	$1,057.3

Average number of common shares outstanding	1,087.6	1,083.9	1,087.2	1,082.1

Incremental shares – stock options	—	6.8	2.5	6.8

Adjusted average shares	1,087.6	1,090.7	1,089.7	1,088.9

Diluted earnings (loss) per share	$(.23)	$.60	$.44	$.97

27